UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Phoenix New Media Limited

(Name of Issuer)
Class A Ordinary Shares, par value $0.01 per share¹ American Depository Shares, each representing eight Class A ordinary shares

(Title of Class of Securities)
71910C103¹

(CUSIP Number)

November 30, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

¹This CUSIP number applies to the Issuer's American Depository Shares, each representing eight Class A ordinary shares.

CUSIP No. 71910C103	SCHEDULE 13G	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

 *The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

 *The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS GI Holdco II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

*The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS GI Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

*The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

*The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Funds Services Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

*The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Funds Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,055,688*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,055,688*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,055,688*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (See Instructions) HC

*The Reporting Person is currently the beneficial owner of 4,381,961 American Depositary Shares representing 35,055,688 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS Guggenheim Funds Investment Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,756,728*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,756,728*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,728*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12		TYPE OF REPORTING PERSON (See Instructions) IA

*The Reporting Person is currently the beneficial owner of 4,344,591 American Depositary Shares, representing 34,756,728 of the Class A ordinary shares of the Issuer. Each American Depositary Share represents eight Class A ordinary shares of the Issuer. See Item 4 below for more information.

CUSIP No. 71910C103	SCHEDULE 13G	Page 10 of 15 Pages

Item 1.	(a) Name of Issuer:

Phoenix New Media Limited

(b) Address of Issuer’s Principal Executive Offices:

Sinolight Plaza, FL. 16, No.4 Qiyang Rd. Wangjing, Chaoyang District, Beijing F4 100102

Item 2.	(a) Name of Person Filing:

This Statement is filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II, LLC, GI Holdco, LLC, Guggenheim Partners Investment Management Holdings, LLC, Guggenheim Funds Services Holdings, LLC, Guggenheim Funds Services, LLC (together, the “Holding Companies”) and Guggenheim Funds Investment Advisors, LLC (“GFIA”). This Statement relates to the Class A ordinary shares of the Issuer represented by American Depository Shares beneficially owned directly by GFIA and by certain other subsidiaries of Guggenheim Capital, LLC (the, “Subsidiaries”), and beneficially owned indirectly by the Holding Companies. Guggenheim Capital, LLC is the majority owner of Guggenheim Partners, LLC, GI Holdco II, LLC, GI Holdco, LLC, Guggenheim Partners Investment Management Holdings, LLC, Guggenheim Funds Services Holdings, LLC, Guggenheim Funds Services, LLC and GFIA. GFIA beneficially owns more than 5% of the Shares reported herein. GFIA is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Guggenheim Capital, LLC is also the majority owner of the Subsidiaries, each of which beneficially owns less than 5% of the Shares reported herein.

(b) Address of Principal Business Office, or, if none, Residence:

Guggenheim Capital, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Partners, LLC: 227 West Monroe Street, Chicago, IL 60606

GI Holdco II, LLC: 330 Madison Avenue, New York, NY 10017

GI Holdco, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management Holdings, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Funds Services Holdings, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Funds Services, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Funds Investment Advisors, LLC: 2455 Corporate West Dr., Lisle, IL 60532

(c) Citizenship:

Guggenheim Capital, LLC is a Delaware limited liability company.

Guggenheim Partners, LLC is a Delaware limited liability company.

GI Holdco II, LLC is a Delaware limited liability company.

GI Holdco, LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management Holdings, LLC: is a Delaware limited liability company.

Guggenheim Funds Services Holdings, LLC is a Delaware limited liability company.

Guggenheim Funds Services, LLC is a Delaware limited liability company.

Guggenheim Funds Investment Advisors, LLC is a Delaware limited liability company

(d) Title of Class of Securities:

Class A ordinary shares, par value $0.01 per share.

American Depository Shares, each representing eight Class A ordinary shares.

(e) CUSIP Number:

71910C103¹

¹ This CUSIP number applies to the Issuer's American Depository Shares, each representing eight Class A ordinary shares.

CUSIP No. 71910C103	SCHEDULE 13G	Page 11 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 71910C103	SCHEDULE 13G	Page 12 of 15 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of November 30, 2013, Guggenheim Capital, LLC may be deemed the beneficial owner of 4,381,961 American Depository Shares representing 35,055,688 of the Class A ordinary shares of the Issuer, which amount includes (i) 4,344,591 American Depository Shares representing 34,756,728 Class A ordinary shares beneficially owned directly by GFIA, and beneficially owned indirectly by Guggenheim Funds Services, LLC, Guggenheim Funds Services Holdings, LLC, Guggenheim Partners Investment Management Holdings, LLC, GI Holdco, LLC, GI Holdco II, LLC and Guggenheim Partners, LLC and (ii) 37,370 American Depository Shares representing 298,960 Class A ordinary shares beneficially owned directly by Subsidiaries.

(b) Percent of class:

11.7% of the Class A ordinary shares based upon information provided by the Issuer on April 26, 2013, reflecting a total of 300,102,317 Class A ordinary shares outstanding as of December 31, 2012.

(c) Number of shares as to which the person has:

Guggenheim Capital, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

Guggenheim Partners, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

GI Holdco II, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above.35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

GI Holdco, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

Guggenheim Partners Investment Management Holdings, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

Guggenheim Funds Services Holdings, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

Guggenheim Funds Services, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 35,055,688

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 35,055,688

Guggenheim Funds Investment Advisors, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above. 34,756,728

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above. 34,756,728

CUSIP No. 71910C103	SCHEDULE 13G	Page 13 of 15 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Certain advisory clients of Guggenheim Funds Investment Advisors, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of the Shares reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 71910C103	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2013

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Services Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Services, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Investment Advisors, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

CUSIP No. 71910C103	SCHEDULE 13G	Page 15 of 15 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares of Phoenix New Media Limited, dated as of November 30, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 10, 2013

Guggenheim Capital, LLC
By: Robert Saperstein

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco II, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GI Holdco, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Services Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Services, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

Guggenheim Fund Investment Advisors, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director